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                                                                    Exhibit 16.1

                       [Letterhead of Ernst & Young LLP]


November 2, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

     We have read Item 4 of Form 8-K dated October 30, 1998, of Raster Graphics, Inc. and are in agreement with the statements contained in paragraphs one, two, three, four, five and six on page two and the first sentence of the seventh paragraph on page three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

     Regarding the registrant's statements concerning the lack of internal control to prepare financial statements, included in paragraphs five and six on page two therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1997 financial statements.



                                        /s/ Ernst & Young LLP